NO. 70-9839

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C. 20549

                         AMENDMENT NO. 12
                                TO
                      APPLICATION/DECLARATION
                                ON
                             FORM U-1
                             UNDER THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                       Northeast Utilities
              Western Massachusetts Electric Company
                       174 Brush Hill Road
                    West Springfield, MA 01089

               The Connecticut Light and Power Company
                      107 Selden Street
                      Berlin, CT  06037


    (Names of companies filing this statement and addresses of principal executive offices)

                        NORTHEAST UTILITIES
             (Name of top registered holding company)

                         Gregory B. Butler
           Vice President, Secretary and General Counsel
                Northeast Utilities Service Company
                         107 Selden Street
                         Berlin, CT 06037
              (Name and address of agent for service)

 The Commission is requested to mail signed  copies of all orders, notices and communications to:

       Jeffrey C. Miller, Esq.      David R. McHale
       Assistant General Counsel    Vice President and Treasurer
       Northeast Utilities Service  Northeast Utilities Service
       Company                      Company
       107 Selden Street            107 Selden Street
       Berlin, CT 06037             Berlin, CT 06037

       The Application/Declaration in this file, as heretofore amended, is hereby further amended by changing the Authorization Period to the period through December 31, 2004 by replacing "December 31, 2003" in Paragraph 1 of Item 1 with "December 31, 2004".

     SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
     Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

     NORTHEAST UTILITIES
     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     THE CONNECTICUT LIGHT AND POWER COMPANY


     By:  /s/ Randy A. Shoop
          Name:  Randy A. Shoop
          Title: Assistant Treasurer - Finance - Northeast
                 Utilities Service Company,
                 as Agent for the above named companies.


     Date: May 16, 2002